Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

November 9, 2012

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Pamela A. Long

Re:	Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183755

The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated October 1, 2012, regarding the above referenced Registration Statement (the “Registration Statement”) and the supplemental information requested in that letter. For your convenience, the Staff’s comment precedes each response.

Comment #1

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response #1

Lennar confirms that it is registering the issuance of Notes in the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (May 13, 1988), Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) SEC No-Action Letters.

Lennar represents to the Staff that:

(a)

Neither Lennar nor its affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the securities to be received in the exchange offer and, to the best of Lennar’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no

November 9, 2012

arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.

(b)	Lennar will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corp. and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

(c)	Lennar acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(d)	Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes (i.e. Notes issued in the offering that was exempt from registration under the Securities Act of 1933, as amended) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Lennar or any of its affiliates to distribute the Series B Notes (i.e. Notes that are the subject of the Registration Statement and are being offered in the exchange offer).

(e)	Lennar will make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Series B Notes in exchange for those Series A Notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act of 1933, as amended, in connection with the resale of those Series B Notes.

(f)	Lennar will include in the letter of transmittal or similar documentation to be executed by a person participating in the exchange offer the following representations by the person who submits the letter of transmittal or similar document:

(i)	If the exchange offer participant is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in a distribution of the Series B Notes; and

(ii)	If the exchange offer participant is a broker-dealer holding Series A Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of those Series B Notes received in respect of the Series A Notes pursuant to the exchange offer. Such acknowledgement may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

November 9, 2012

Comment #2

Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response #2

The exchange offer will expire at 5:00 p.m. on the twenty-first business day following commencement of the offer. Accordingly, Lennar confirms that the exchange offer will be open at least through midnight of the twentieth business day to ensure compliance with Rule 14e-1(a). Lennar also confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Comment #3

Please have each co-registrant obtain a CIK number and file the registration statement on EDGAR. For assistance, you may contact our filer support office at (202) 551-8900.

Response #3

The Commission’s filing desk advised our counsel in connection with a prior registration statement that it will not accept more than one hundred co-registrants and that in instances where there are more than one hundred co-registrants, the Registration Statement should be filed under a single CIK number.

Comment #4

Please disclose in the prospectus that any party acquiring securities in the exchange offer will acknowledge the following:

•	The exchange notes to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

•	The party does not have an arrangement or understanding with any person to participate in the distribution of such new notes;

•	The party is not an affiliate of the issuer; and

•	The party is not engaged in and does not intend to engage in a distribution of the exchange notes.

November 9, 2012

Response #4

Pages 4 and 15 of the prospectus included in Amendment No. 1 to the Registration Statement contain the acknowledgments requested by the Staff.

Comment #5

In addition to the exchange notes at the top of the prospectus cover page, please identify that you are registering the offer and sale of the guarantees of the Series B 4.75% Senior Notes due 2017. Refer to Item 501(b)(2) of Regulation S-K.

Response #5

The cover page of the prospectus included in Amendment No. 1 to the Registration Statement now identifies that the registered securities include both the Series B 4.75% Senior Notes due 2017 and the related guarantees of those Notes.

Comment #6

Please revise the prospectus cover page to disclose the following:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Additionally, please revise the “Sales of Series B Notes Received by Broker-Dealers” section on page 33 to be consistent with this language.

Response #6

The cover page and the “Sales of Series B Notes Received by Broker-Dealers” section on page 30 of the prospectus in Amendment No. 1 to the Registration Statement contains the disclosures requested by the Staff.

Comment #7

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act, or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

November 9, 2012

Response #7

The reference to the safe harbor has been removed from page 1 of the prospectus included in Amendment No. 1 to the Registration Statement.

Comment #8

In the second paragraph [of the “Description of the Series B Notes” section], you state that the summary of the principal terms of the Series B Notes and the Indenture under which they are to be issued is not complete and that the Indenture and the Series B Notes, not the summary, define the investors’ rights as holders of the Series B Notes. Please remove these limitations as you are required to provide a materially complete description of the Series B Notes. To the extent applicable, you may incorporate the documents by reference in accordance with Rule 411(a) of Regulation C.

Response #8

The limitations described above have been removed from the second paragraph of the “Description of the Series B Notes” section on page 17 of the prospectus included in Amendment No. 1 to the Registration Statement.

Comment #9

In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors must be 100% owned, and each guarantee must be full, unconditional, and joint and several with all other subsidiary guarantees. To the extent accurate, please disclose that the subsidiary guarantors are 100% owned, that the guarantees are full and unconditional subject to customary release provisions, and joint and several.

Response #9

“The Guarantees” section that begins on page 18 of the prospectus included in Amendment No. 1 to the Registration Statement has been revised to include the disclosure that all of the guarantors are, directly or indirectly, 100% owned by the Company, and that while any subsidiary is guaranteeing the Notes, its guarantee will be full and unconditional, and will be joint and several with the guarantees of all the other subsidiaries that are guaranteeing the Notes, subject to limitations intended to prevent the guarantees from being fraudulent conveyances or fraudulent transfers under federal or state law.

Comment #10

Your Form 8-K dated April 11, 2012 does not appear to have been timely filed, which may impact your ability to incorporate certain information by reference. See generally Items 10, 12, and 14 of Form S-4 and advise us as to whether you meets the requirements for incorporation by reference.

November 9, 2012

Response #10

On October 23, 2012, counsel for Lennar was informed by the Office of the Chief Counsel of the Division of Corporation Finance that Lennar’s request for a waiver of the loss of the ability to make Form S-3 disclosures in the Registration Statement, despite the fact that Lennar had been late in filing its Report on Form 8-K dated April 11, 2012, had been granted, and that (i) Lennar may make Form S-3 disclosures in all form S-4 registration statements it files and (ii) Lennar may file registration statements on Form S-3, including the deemed refiling of Form S-3 registration statements when Lennar files its Report on Form 10-K for the current year. Lennar’s counsel was told that this waiver relates only to the late filing of the Report on Form 8-K dated April 11, 2012, and would not apply to any future late filings.

Comment #11

Please remove the undertakings in paragraphs D and E, or tell us why you have included them.

Response #11

The undertakings formerly in paragraphs D and E have been removed from the “Undertakings” section beginning on page II-2 of Amendment No. 1 to the Registration Statement.

Comment #12

We note the statement in the last sentence of the second paragraph [of Exhibit 5.1]. Please define the assumptions that counsel has relied upon or remove the overly broad reference to the “assumptions that are customary in opinion letters of this kind.”

Response #12

Counsel has revised opinion letter that is Exhibit 5.1 to the Registration Statement to describe in the second paragraph of that letter the assumptions that counsel made and relied upon in rendering its opinion.

Comment #13

Please have counsel revise the opinion [in Exhibit 5.2] to include the date on which the registration statement was filed.

Response #13

Counsel has revised the opinion letter that is Exhibit 5.2 to the Registration Statement to include the date on which the registration statement was filed.

Comment #14

In the first paragraph [of Exhibit 5.2], please have counsel remove “possible future” from his description of the guarantees.

November 9, 2012

Response #14

Counsel has removed “possible future” from his description of the guarantees in the first paragraph of the opinion letter that is Exhibit 5.2 to the Registration Statement.

Comment #15

We note the statement in the last sentence of the second paragraph [of Exhibit 5.2]. Please define the assumptions that counsel has relied upon or remove the overly broad reference to the “assumptions that are customary in opinion letters of this kind.”

Response #15

Counsel has revised opinion letter that is Exhibit 5.2 to the Registration Statement to describe in the second paragraph of that letter the assumptions that counsel made and relied upon in rendering its opinion.

As permitted by Rules 460 and 461 under the Securities Act of 1933, as amended, Lennar requests that the effectiveness of Registration Statement File No. 333-183755 be accelerated to 9:00 a.m. on November 14, 2012.

Lennar acknowledges that it is aware that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

(b)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lennar from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

(c)	Lennar may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or any other matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Jay Ingram
Jessica Dickerson